Exhibit 4-1
See also the Company’s Employment Agreement with Mr. Judge, referenced as Exhibit 4-2 in the Exhibit Index for this filing.
PAYCHEX, INC.
NON-QUALIFIED STOCK OPTION AGREEMENT
This Agreement is made as of October 1, 2004, between Paychex, Inc. (the “Company”) and Jonathan J. Judge (the “Optionee”) to record the granting of a non-qualified stock option.
Award of Option
The Company hereby grants to the Optionee the option to purchase 550,000 shares of Paychex, Inc. common stock at the price of $30.68 per share. While this grant is not being made under the 2002 Stock Incentive Plan (including amendments), the terms and conditions regarding option grants under the 2002 Stock Incentive Plan will apply to this Agreement. In the event that any term of this Agreement is in conflict with the terms of the 2002 Stock Incentive Plan, as amended, the terms of the 2002 Stock Incentive Plan shall govern.
Vesting of Option
The option shall vest 33 1/3% on each of the second, third and fourth anniversaries of the Effective Date as such term is defined in the Employment Agreement dated as of October 1, 2004, by and between Optionee and Company (the “Employment Agreement”), unless accelerated as provided in the Employment Agreement.
Exercise of Option
On the date of any exercise, a cash payment of the exercise price and related withholding taxes is due in full to the Company or its designated agent. This payment may be made by instructing a third party broker to sell all or a portion of the shares acquired upon exercise and to remit directly to the Company the payment due for the exercise price and withholding taxes. The Company reserves the right to require the exercise transaction to be completed through its designated agent.
If the option is exercised by any person other than the Optionee, evidence satisfactory to the Company that the person has the right to exercise the option must be furnished.
Upon the due exercise of the option, there shall be issued to the Optionee and delivered to him/her one or more certificates representing the shares so purchased. The Optionee acknowledges that he/she will have no rights as a stockholder in respect to shares under this option until the option is duly exercised and certificates are issued.
Withholding of Taxes

By exercise of the option, the Optionee agrees to pay to the Company all Federal, State and Local taxes required to be withheld. The shares purchased under this option will not be released to the Optionee until all required taxes have been paid to the Company. Withholding of shares for payment of tax withholdings is not permitted for any reason.
Expiration of Option
The option will expire on September 30, 2014 (the “Expiration Date”) unless the Optionee dies while the option is exercisable.
Termination of Employment and Option Cancellation
If the Optionee’s employment is terminated due to any reason other than death, disability or for “Cause”, the option may be exercised within one year of the date of termination but not later than Expiration Date. Notwithstanding the foregoing, if the Optionee’s employment is terminated for “Cause” or the Optionee engages in an act after termination that would have permitted the Company to terminate the Executive for “Cause”, the Optionee will forfeit all rights under the option.
For purposes of this Agreement, “Cause” means: (i) conduct which is determined by the Committee to have been knowingly fraudulent, deliberately dishonest, disloyal or willful misconduct, or if the Optionee engages in such conduct (including violation of any agreement with the Company) after termination; or (ii) such act, omission or event that constitutes “Cause” as such term is defined in the Employment Agreement.
In addition, if at any time the Company determines that the Optionee has breached or threatened to breach any of his/her obligations under the Confidential Information and Non-Solicitation Agreement signed by him/her or any other announced policy of the Company, the Company may suspend his/her right to exercise the option and/or may declare the option forfeited.
Retirement of Optionee
If the Optionee’s employment is terminated due to retirement, the option may be exercised within three years of the date of retirement but not later than the Expiration Date.
For this purpose, “retirement” means retirement from the Company at age 55 or later with 10 or more years of employment (full-time or part-time) with the Company.
Death of Optionee
If the Optionee dies while an employee of the Company, the portion of the option unexercised at the date of death may be exercised by the person entitled to do so by will or the laws of descent and distribution. The option may be exercised within three years of the Optionee’s date of death. However, in no event can the option be exercised after the later of the Expiration Date or one year after the date of the Optionee’s death.

Disability of Optionee
If the Optionee’s employment is terminated due to disability, the option may be exercised within three years of the Optionee’s termination but not later than the Expiration Date.
For this purpose, “disability” means a condition whereby the option holder is unable to perform the essential functions of his/her position with reasonable accommodations by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted for a continuous period of not less than 6 months, as all verified by a physician acceptable to, or selected by, the Company.
No Agreement of Continued Employment
This Agreement will not limit or restrict the Company’s rights to terminate the Optionee’s employment nor obligate the Company to employ the Optionee. By accepting this, Optionee acknowledges that this agreement will not be construed as being an employment contract or as giving the Optionee any right to continued employment or to compensation if his/her employment is terminated.
Prohibition Against Transfer
This option is transferable by the Optionee, in whole or in part, only to members of Optionee’s immediate family or to a trust or other entity of which such members are sole beneficiaries (“permitted entity”), and shall not be otherwise transferable except by will or by the laws of descent and distribution. The option is exercisable during the Optionee’s lifetime only by Optionee and any member of Optionee’s immediate family or permitted entity to whom the option (or any part thereof) is assigned.
Except as stated above, the option may not be assigned, transferred, pledged or hypothecated, will not be assignable by operation of law, and will not be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other distribution of the option contrary to this Agreement, or the levy of an execution, attachment or similar process upon the option, will be null and void.
Transfer Restriction on Shares
The shares issued upon the exercise of the option may not be transferred other than in compliance with state and federal securities laws, and the certificate(s) representing common stock acquired on exercise of this option may bear a restrictive legend requiring such compliance.
Adjustment of Shares
If there is any change in the common stock of the Company by reason of the declaration of stock dividends or through recapitalization resulting in stock splits or combinations or exchanges of shares or otherwise, the number of shares subject to this option and the purchase price per share may be appropriately adjusted by the Company. Any such adjustment shall be final and binding on the Optionee.

Employment By or Services to Parent or Subsidiary
For purposes of this Agreement, employment by a parent or subsidiary of the Company, as defined in Section 424 of the Internal Revenue Code, will be considered employment by the Company.
Plan Incorporated by Reference
By exercise of this option, the Optionee agrees to be bound by all of the terms and provisions of the 2002 Stock Incentive Plan which is incorporated herein by reference. A copy of the Plan may be obtained from the Office of the Corporate Secretary.
     IN WITNESS WHEREOF, the Company and the Optionee have caused this Non-Qualified Stock Option Agreement to be executed as of the date first written above.

Paychex, Inc.

By:	/s/ John M. Morphy

Optionee

/s/ Jonathan J. Judge
Jonathan J. Judge